Exhibit 99.1

PRESS RELEASE

SMX Preparing Legal Investigatory Capabilities Against Possible Illegal Shorts and Spoofing by Empowering Seiden Law LLP, its New Illegal Shorts and Spoofing Legal Counsel, to Work with Mr. Joshua Skule, Former FBI Executive Assistant Director

NEW YORK, May 5, 2023 – SMX (Security Matters) plc (NASDAQ:SMX; SMXWW) is pleased to announce that Seiden Law LLP has joined SMX’s ad hoc International Legal Prosecuting Task Force to investigate and analyze possible irregular trading patterns, spoofing and possible illegal market manipulation of the Company’s shares. Seiden Law, based out of New York, is headed by a former prosecutor, and has been retained to help strengthen SMX’s public market infrastructure, controls, and surveillance capabilities. Seiden Law, with significant global and US experience, will be working with the Company’s new Special Advisor and former FBI Executive Assistant Director Joshua Skule, in collaboration with US regulations and securities counsel to continue to rigorously secure shareholder value and market position.

Further, Seiden Law will work with Mr. Skule to formally liaise with regulators to ensure ‘triggers’ are in place to notify SMX in real time of possible illegal trading activities, communicate with contacts at regulatory agencies and law enforcement (local and international) to prevent any continuing illegal trading activities and seek to hold responsible, both civilly and criminally, those responsible through legal activities through the American and Irish legal systems and filing a request for intervention by INTERPOL, if required.

ACTIONS REGARDING SHARE REGISTRY AND OWNERSHIP

SMX intends to issue a notice under regulation 23 of its articles of association and section 1062 of the Companies Act 2014 to require its shareholders to furnish the Company with information as to the beneficial ownership of any shares of SMX. The Company reminds persons having an interest in 3% or more of the shares in the Company that under Irish law (subject to the Irish High Court determining otherwise) their rights in respect of such shares are unenforceable if the existence of such interest has not been made to the Company within 5 days after such interest was acquired.

—Ends—

For further information contact:

INVESTOR RELATION ENQUIRIES

Eric Dusansky

Inflection Partners, New Orleans, USA

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

About SMX

As global businesses faces new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	1

PRESS RELEASE

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: matters relating to the Company’s fight against abusive and possibly illegal trading tactics against the Company’s stock; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	2